
12027735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission file number 333-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 25, 2012

By: /s/ Shellee R. Showalter
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-116022) on Form S-8 of our report dated June 18, 2012 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2011.

Plante & Moran PLLC

Chicago, Illinois
June 18, 2012

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Financial Report

December 31, 2011

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

plante moran

Plante & Moran, PLLC
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
QCR Holdings, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran PLLC

Chicago, Illinois
June 18, 2012

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2011	2010
Assets		
Cash	$ 28	$ -
Participant-directed investments at fair value	20,311,718	18,701,328
Participant notes receivable	219,066	189,494
Other receivables:		
Employer contributions	1,028,827	910,896
Participant contributions	48,502	45,048
Total receivables	1,077,329	955,944
Net Assets Available for Benefits at Fair Value	21,608,141	19,846,766
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Fund Relating to Fully Benefit-responsive Investment Contracts	(29,062)	(10,549)
Net Assets Available for Benefits	**$ 21,579,079**	**$ 19,836,217**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2011	2010
Additions to Net Assets		
Contributions:		
Employer	$ 1,028,827	$ 910,896
Participant	1,841,256	1,734,577
Rollovers	75,304	199,280
Total contributions	2,945,387	2,844,753
Investment (losses) income:		
Interest and dividends	369,637	365,487
Net realized and unrealized (losses) gains on investments	(432,864)	1,517,778
Total investment (losses) income	(63,227)	1,883,265
Interest from participant notes receivable	10,112	9,010
Total additions	2,892,272	4,737,028
Deductions from Net Assets		
Benefits paid to participants	1,086,676	2,864,655
Administration fees	62,734	63,172
Total deductions	1,149,410	2,927,827
Net Increase in Net Assets Available for Benefits	1,742,862	1,809,201
Net Assets Available for Benefits		
Beginning of year	19,836,217	18,027,016
End of year	**$ 21,579,079**	**$ 19,836,217**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., and its subsidiaries, Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, and M2 Lease Funds, LLC, (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes discretionary matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. The Company's discretionary profit-sharing contributions for the years ended December 31, 2011 and 2010 were $150,000 and $99,400, respectively. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a stable value fund, a common collective trust fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2011 and 2010. All contributions are allocated according to the participants' investment directions.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's discretionary matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. Vesting is based on years of continuous service beginning at 20 percent after 1 year of service and increasing 20 percent for each year of continuous service thereafter. A participant is 100 percent vested after 5 years of continuous service.

Participant Notes Receivable - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for notes receivable used to acquire a principal residence.

For the years ended December 31, 2011 and 2010, interest rates were fixed at the prime rate plus 1 percent at the note inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, disability, or hardship, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation - The Plan's investments are stated at fair value, except for its common collective trust fund, which invests in various benefit-responsive investment contracts (commonly referred to as guaranteed investment contracts), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits and administrative fees. The fair value of the common collective trust fund is based on the fair market values of the fund's underlying assets. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date (see Note 3).

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest. Participant notes receivable are written off and considered deemed distributions in the quarter after the notes receivable become delinquent.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement - In May 2011, the FASB issued Accounting Standard Update No. 2011-04, which amends ASC Topic 820, "Fair Value Measurements and Disclosures," to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for interim and annual periods beginning after December 15, 2011. We do not anticipate that the adoption of this guidance will have a material impact on the Plan's financial statements.

Note 3 - Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2011 and 2010, and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2011 and 2010.

Note 3 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Mutual funds:				
Equity investments	$ 13,339,866	$ -	$ -	$ 13,339,866
Fixed-income investments	2,006,643	-	-	2,006,643
Retirement year-based investments	1,404,329	-	-	1,404,329
Short-term investments	41,728	-	-	41,728
Common stock	2,385,550	-	-	2,385,550
Common collective trust fund (l)	-	1,133,602	-	1,133,602
Total investments measured at fair value	$ 19,178,116	$ 1,133,602	$ -	$ 20,311,718

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
Mutual funds:				
Equity investments	$ 13,136,063	$ -	$ -	$ 13,136,063
Fixed-income investments	1,881,633	-	-	1,881,633
Retirement year-based investments	1,197,526	-	-	1,197,526
Short-term investments	63,645	-	-	63,645
Common stock	1,672,000	-	-	1,672,000
Common collective trust fund (l)	-	750,461	-	750,461
Total investments measured at fair value	$ 17,950,867	$ 750,461	$ -	$ 18,701,328

Note 3 - Fair Value Measurements (Continued)

(l) The Plan held shares in the Key Bank EB Managed GIC Fund, an actively managed common collective trust fund that invests primarily in guaranteed investment contracts (GICs), synthetic GICs, and cash and cash equivalents, at December 31, 2011 and 2010. The fair values of the investment in this category has been estimated using the fund's fair value per share multiplied by the number of shares held as of the measurement date. There were no unfunded commitments and no redemption limitations or notice periods.

The Plan also holds other assets not measured at fair value on a recurring basis, including cash, participant notes receivable, and other receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Note 4 - Investments

Significant investments of the Plan as of December 31 are as follows:

	2011	2010
Investments at fair value:		
Common stock, QCR Holdings, Inc.	$ 2,385,550	$ 1,672,000
Vanguard 500 Index - Signal	2,336,083	2,240,060
American AM Cap R-5	2,131,959	2,085,129
American EuroPacific Growth R5	2,097,842	2,298,182
Columbia Acorn - Z	1,701,735	1,755,433
PIMCO Total Return Inst	1,700,373	1,771,476
Oppenheimer Small & Mid-Cap Value - Y	1,468,045	1,503,243
Vanguard Windsor II Fund - Admiral	1,437,115	1,323,408
Investment at contract value:		
Key Bank EB Mangaged GIC Fund	1,104,540	739,912

Note 4 – Investments (Continued)

Net realized and unrealized gains (losses) on investments is comprised of the following for the years ended December 31:

	2011	2010
Mutual fund (losses) gains	$ (903,758)	$ 1,750,552
Common stock gains (losses)	470,894	(232,774)
Net (losses) gains on investments	$ (432,864)	$ 1,517,778

Note 5 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. In addition, the Company pays certain expenses for the Plan. These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 7 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2007.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$ 21,579,079	$ 19,836,217
Adjustment from contract value to fair value	29,062	10,549
Net assets available for benefits per Form 5500	$ 21,608,141	$ 19,846,766

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net increase in net assets available for benefits per the financial statements	$ 1,742,862	$ 1,809,201
Change in adjustment from contract value to fair value	18,513	10,549
Net increase in net assets available for benefits per Form 5500	$ 1,761,375	$ 1,819,750

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2011

(a)	(b) Issue	(c) Description	(d) Cost	(e) Current Value
**	QCR Holdings, Inc.	Common stock	*	2,385,550
	Vanguard 500 Index - Signal	Mutual fund	*	2,336,083
	American AM Cap R-5	Mutual fund	*	2,131,959
	American EuroPacific Growth R5	Mutual fund	*	2,097,842
	Columbia Acorn - Z	Mutual fund	*	1,701,735
	PIMCO Total Return Inst	Mutual fund	*	1,700,373
	Oppenheimer Small & Mid Cap Value - Y	Mutual fund	*	1,468,045
	Vanguard Windsor II Fund - Admriral	Mutual fund	*	1,437,115
	American Capital World G&I R-5	Mutual fund	*	598,049
	Vanguard Target Ret 2015 - Investor	Mutual fund	*	522,246
	Vanguard Total Stock Market Index Index	Mutual fund	*	497,706
	Vanguard Target Ret 2025 - Investor	Mutual fund	*	464,065
	Oppenheimer Developing Markets - Y	Mutual fund	*	420,169
	Vanguard Small-Cap Index - Inv	Mutual fund	*	282,417
	Vanguard Mid-Cap Index Fund	Mutual fund	*	189,571
	Franklin Templeton Global Bond Adv	Mutual fund	*	182,247
	DFA Intl Small Cap Value	Mutual fund	*	179,175
	Vanguard Target Ret Income - Investor	Mutual fund	*	124,023
	Vanguard Target Ret 2005 - Investor	Mutual fund	*	117,935
	Vanguard Target Ret 2030 - Investor	Mutual fund	*	105,112
	Vanguard Target Ret 2045 - Investor	Mutual fund	*	69,850
	Vanguard Money Market Prime- Investor	Mutual fund	*	41,728
	Vanguard Target Ret 2040 - Investor	Mutual fund	*	40,348
	Vanguard Target Ret 2050 - Investor	Mutual fund	*	33,906
	Vanguard Target Ret 2035 - Investor	Mutual fund	*	30,907
	Vanguard Target Ret 2020 - Investor	Mutual fund	*	19,158
	Vanguard Target Ret 2010 - Investor	Mutual fund	*	802
	Key Bank EB Managed GIC Fund	Common collective trust fund	*	1,133,602
				20,311,718
	Participant notes receivable	bearing interest at rates from 4.25% to 9.25%	*	219,066
			Total	**$ 20,530,784**

* Cost information not required
** Party-in-interest, as defined by ERISA